DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Index Linked Capped Buffered Underlying Securities (BUyS)

Commodities ▪ Bullish ▪ Brokerage Accounts

Indicative Terms as of December 2, 2009

CUSIP:	2515A0 WE 9
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	3.5 Years
Index:	The Dow Jones-UBS Commodity Index[SM]
Initial Level:	The Index closing level on the Trade Date
Final Level:	The Index closing level on the Final Valuation Date
Index Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ (subject to the Maximum Return)
Maximum Return:	52.00% - 72.00% (TBD on Trade Date)
Buffer Level:	10% (first 10% depreciation of the Index is fully protected)
Payment at Maturity:	If the Final Level: (a) is greater than or equal to the Initial Level, you will receive a return equal to the Index Return, subject to the Maximum Return. Accordingly, subject to the Maximum Return, the Payment at Maturity per $1,000 face amount will equal: $1,000 + ($1,000 x Index Return); OR (b) is less than the Initial Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will equal $1,000 per $1,000 face amount; OR (c) is less than the Initial Level, and such decline is greater than the Buffer Level, the Payment at Maturity per $1,000 face amount will equal $1,000 + [$1,000 x (Index Return + Buffer Level)].
Discounts and Commissions:	The BUyS will initially be distributed through Deutsche Bank Securities Inc. ("DBSI"), its affiliates and/or certain other affiliated or unaffiliated brokers (collectively, the "Brokers"). DBSI will receive a selling concession in connection with the sale of the BUyS of up to 3.65% or $36.50 per $1,000 face amount. DBSI will reallow a selling concession to other Brokers of up to 1.75% or $17.50 per $1,000 face amount. DBSI may pay referral fees to other Brokers of up to 0.50% or $5.00 per $1,000 face amount and may additionally pay fees of up to 1.40% or $14.00 per $1,000 face amount to certain other Brokers. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting" in the accompanying product supplement. DBSI, the agent for this offering, is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 781J/A.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Index Return is positive, investors will receive at maturity 100% of the performance of the Index, subject to a Maximum Return of between 52.00% and 72.00% (TBD on Trade Date).

Worst Case Scenario at Maturity

If the Final Index Level is less than the Initial Index Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Index beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss at maturity on an investment is 90%.

Benefits

- Commodity exposure with protection for the first 10% of any depreciation
- 100% of any potential positive Index Return, subject to the Maximum Return
- The BUyS will outperform the Index at maturity if the Final Level is less than the Initial Level

Risks

- Because the BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the performance of the Index, you may lose up to 90% of your initial investment
- Return on the BUyS is limited by the Maximum Return, and you will not benefit from any appreciation of the Index beyond the Maximum Return
- An investment in the BUyS is subject to the credit of the Issuer

Important Dates

Offering Period:	December 2, 2009 – December 18, 2009
Trade Date:	December 18, 2009
Settlement Date:	December 23, 2009
Final Valuation Date:	June 18, 2013
Maturity Date:	June 21, 2013 (3.5 Years)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 2, 2009 R-6034-1 (08/08)

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products
Return Scenarios at Maturity (Assumes a Buffer Level of 10% and a Maximum Return of 62.00%)
Change in Index (%)	Index Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
70.00%	62.00%	62.00%	$1,620.00
62.00%	62.00%	62.00%	$1,620.00
50.00%	50.00%	50.00%	$1,500.00
40.00%	40.00%	40.00%	$1,400.00
30.00%	30.00%	30.00%	$1,300.00
10.00%	10.00%	10.00%	$1,100.00
5.00%	5.00%	5.00%	$1,050.00
0.00%	0.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
-10.00%	-10.00%	0.00%	$1,000.00
-20.00%	-20.00%	-10.00%	$900.00
-30.00%	-30.00%	-20.00%	$800.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors
YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $100 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE MAXIMUM RETURN — The Index Return cannot exceed the Maximum Return of between 52.00% and 72.00% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,520.00 and $1,720.00 (to be determined on the Trade Date) for each $1,000.00 face amount of the BUyS you hold, regardless of any increase in the Index beyond the Maximum Return.

THE BUyS ARE SUBJECT TO THE ISSUER’S CREDITWORTHINESS — An actual or anticipated downgrade in the Issuer’s credit rating will likely have an adverse effect on the market value of the BUyS.  The payment at maturity on the BUyS is subject to the creditworthiness of the Issuer.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

COMMODITY PRICES MAY CHANGE UNPREDICTABLY — Market prices of the Index Constituents may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and the value of your BUyS in varying ways, and different factors may cause the values of the Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

THE MARKETS FOR THE INDEX COMMODITIES SUFFER FROM SYSTEMIC RISKS —Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS — In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

A COMMODITY HEDGING DISRUPTION EVENT COULD RESULT IN THE EARLY ACCELERATION OF THE BUYS — We have the right (but not the obligation) to repurchase the BUyS prior to maturity if legal or regulatory restrictions prevent us from hedging our obligations under the BUyS.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and the Internal Revenue Service or court might not agree with the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 781J/A and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 781J/A and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

  DWS Structured Products    1.866.637.9185    www.dws-sp.com